EXHIBIT 3.2

At its meeting on July 26, 1997, the Board of Directors, by unanimous vote, amended ARTICLE 10 of the By-laws so as to read in its entirety as follows:

ARTICLE 10 - VACANCIES ON THE BOARD OF DIRECTORS

         SECTION 10.1 Each Director shall hold office until the expiration of the term for which he was selected and until his successor has been selected and qualified, or until his earlier death, resignation or removal. Any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled by a majority vote of the remaining members of the Board of Directors (though less than a quorum) or by a sole remaining Director, and each person so selected shall be a Director to serve until the next annual meeting of shareholders; provided, however, that if the vacancy has been created subsequent to the date on which the Board of Directors has fixed the date of the next annual meeting of shareholders and approved a slate of nominees for the class of directors whose terms expire at that meeting, then the person(s) so selected shall be a Director to serve until the following annual meeting of shareholders or for the balance of the unexpired term, whichever is less.